Exhibit 99.134

VERSES

VERSES to Present Research at the 5th International Workshop on Active Inference (IWAI 2024)

Chief Scientist Karl Friston and Researchers Among Speakers

VANCOUVER, British Columbia, Aug. 28, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in next generation intelligent systems, announces its participation in IWAI, the largest conference dedicated to Active Inference, a field pioneered by VERSES Chief Scientist, Professor Karl Friston.

The Company is the lead sponsor and several researchers will present 12 accepted scientific papers at the event which takes place September 9th-11th in Oxford, UK. Themes explored across the research include advancing the foundational capabilities and efficiencies of Active Inference, multi-agent systems, real world applications, emotional and social intelligence, ethical and sustainable development as well as transparency and explainability.

In its 5th year, IWAI brings together researchers from industry and academia on active inference as well as related research fields in order to discuss current trends, novel results and real-world applications. The event draws experts in a variety of fields including machine learning, computational neuroscience, robotics, applied mathematics, and psychology.

Attendance to the sold out event increased 40% year over year and the number of papers submitted increased 70% which indicates that Active Inference is gaining momentum among AI researchers.

More information about the event can be found at https://iwaiworkshop.github.io

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius™, is a toolkit for developers to generate intelligent software agents that enhance existing applications with the ability to reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn and X.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among others, current and future research projects, benchmark testing, as well as the beta and launch of Genius. Such statements and information reflect the current view of VERSES.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: currency fluctuations; limited

business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES' forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.